SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Alto Palermo S.A.
 (Exact name of Registrant as specified in its charter)

Republic of Argentina
 (Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2
Buenos Aires, Argentina
 (Address of principal executive offices)

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

          Attached is an English translation of the press release related to the quarterly financial statements of the nine month period ended on March 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ SAÚL ZANG

Name:	Saúl Zang
Title:	Director

Dated: May 13, 2003

Press Release | July 2002 - March 2003

IRSA and APSA cordially invite you to participate in their Third Quarter
Fiscal Year 2003 Results Conference Call

Thursday, May 15, 2003 at 10:00 a.m.,

Eastern Standard Time

The call will be hosted by:

Marcelo Mindlin, Executive Vice Chairman & CFO

Alejandro Elsztain, Director

If you would like to participate, please call:

1-877-691-0877 if you are in the US or

+(1 973) 582-2741 for international calls

Preferably 10 minutes before the call is due to begin.

The conference will be in English.

PLAYBACK
Friday, May 16, 2003
Please call: 1-877-519-4471 (US)
+(1 973) 341-3080 (International)
With the pin # 3921107

Press Release

FOR IMMEDIATE RELEASE	For further information
Marcelo Mindlin – Vice-President & CFO
Alejandro Elsztain – CEO
Gustavo Mariani – Finance Manager
+ (54 11) 4323 7513
finanzas@altopalermo.com.ar
www.altopalermo.com.ar

Alto Palermo S.A. (APSA) reports its results for the first nine months of fiscal year 2003

Highlights

Net income for the nine-month period ended March 31, 2003 resulted in a gain of Ps. 82.3 million

We managed to reach pre-crisis occupancy levels, reaching 96.1% as of March 31, 2003

Our tenants increased their sales by 62% in nominal terms and by 19% in real terms, during the third quarter

Collections grew 33%, totaling Ps. 117.4 million and bad debts fell 82%

Once again, we complied with the Financial Covenants, which allows us to have more scope for financial planning

During the quarter we repurchase another Ps. 16.3 million face value of the Company’s debt

Press Release

Buenos Aires, May 12, 2003 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA) and alternatively, the “Company”, one of the leading corporations in the real estate market engaged in the possession, development, management and acquisition of Shopping Centers in Argentina, reports its results for the first nine months of fiscal year 2003, ended March 31, 2003.

The financial statements ended March 31, 2003 recognize the effects of inflation until February 28, 2003, date in which the inflation adjustment method of financial statements was discontinued by regulation of the Comisión Nacional de Valores.  Figures for the period ended March 31, 2002 have been restated at the closing date, adjusted by the coefficient 1.6647 according to the wholesale price index between July, 2002 and February, 2003.

The Net income for the nine-month period ended March 31, 2003 was a gain of Ps. 82.3 million, which considerably contrasts with the Ps. 49.0 million loss for the same period of the previous year.  Results for the nine-month period ended March 31, 2002 have been affected by the financial loss of Ps. 67.7 million, explained by the high interest rates and the uncertainty generated in the context of a severe economic crisis.

With regard to the net income for the nine-month period ending March 31, 2003, it is mainly explained by a Net Financial Result of Ps. 65.0 million, mostly originated by positive exchange rate differences due to our financial exposure in foreign currency and its depreciation against the Argentine Peso during the last months.  Furthermore, the debt buyback at discount during these nine months produced a gain of Ps. 19.7 million.

As of March 31, 2003, total revenues amounted to Ps. 81.1 million, being 48.6% lower than total revenues for the same period of the previous year.  This drop is attributable to the reduction in real terms of collected leases, which indicates that revenues grew at a lower pace than inflation.

Gross profit for the period totaled Ps. 28.6 million, 63.8% lower than gross profit for the same period of the previous year.  This result is a consequence of the effect mentioned before, added to the higher depreciation in respect of our revenues recorded during the present period in which our Shopping Centers have maintained their values in real terms, consequently originating higher charges under this concept.

The consolidated operating result for the period showed a gain of Ps. 6.3 million, 70.7% less than the same period of the previous year.  Excluding Tarshop’s negative results, the operating result for the period was a Ps. 11.8 million gain.

Consolidated net income before interest, taxes, depreciation and amortization (EBITDA1) for the nine-month period totaled Ps. 56.8 million, 24.2% less than the EBITDA for the same period of the previous year.

[1]

EBITDA represents the net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income.

www.altopalermo.com.ar          4

Press Release

Comments on the operations performed during the quarter

After a historic GDP fall of 10.9% -the second worst in the world during 2002- accompanied by a severe political, social and institutional crisis, the first quarter of 2003 did not surrender to the uncertainty generated by presidential elections and kept the path of economic recovery started a few months ago.

The economic pace of the country definitively reverted a four-year recession trend, led by a recovery of the industrial activity, mainly in sectors related to exports and to the substitution of imports.  This sector accumulates a 20.2% rise for the first three months, compared to the same period last year, according to the monthly industrial indicator provided by the INDEC[2].

The decline in the demand for dollars, explained by a lower capital outflow from the country, and the collapse of imports that generated a strong trade surplus, strengthened the exchange rate appreciation in 12% during the quarter[3] –24% from its peak in June 2002– although an active policy in the foreign exchange market, aiming to raise foreign reserves, was carried out by the Central Bank of the Argentine Republic (“BCRA”).  This evolution of the exchange rate positively affected our financial position with a Ps. 62.7 million benefit on an Exchange Gain, given the exposure of our dollar-denominated financial structure, mainly through the Convertible Notes.

Source: Banco de la Nación Argentina.

Alternatively, the achievement of fiscal goals exceeding the amount agreed with the International Monetary Fund, which reached a Ps. 1,790 primary surplus –19% over the agreed amount– contributed to strengthen the insipient economic stability.

In this context of investors’ confidence recovery, in which was also possible the total opening of the “corralón” (frozen deposits), the time deposits for the third quarter of 2003 increased by Ps. 6,162 million.

[2] Instituto Nacional de Estadística y Censos (National Institute of Statistics & Census)
[3] According to Banco de la Nación Argentina selling exchange rate as of March 31 de 2003.

www.altopalermo.com.ar          5

Press Release

Moreover, the index measuring consumers’ confidence showed a positive trend for three months in a row, accumulating a 36% increase from its bottom in the second quarter of 2002.  This variable, together with a slight increase of the consumer price index –2.5% for the quarter– helped local consumers to keep their growing spending pace in our Shopping Centers.

Quarterly averages
Source: Centro de Investigación en Finanzas of the Universidad Torcuato Di Tella.

In spite of the appreciation of the real exchange rate, Argentina continued to be one of the preferred tourist destinations of South America for shopping.  The country not only has substantial exchange advantages over its neighbors, but also offers an increasing wide range of tourist destinations, very complete and attractive to different kind of public.  During the quarter, the inflow of people through Ezeiza International Airport considerably increased by 45.4%, as compared to the same period of the previous year.  This was basically due to the fact that a year ago, Argentina was facing one of the major crises in its history.

With regard to this tourist inflow –a consumer with higher purchasing power and higher average spending level– we continue attracting this public to our Shopping Centers though strategic marketing actions.

In line with this, our tenant’s sales kept showing the sustained increase which is being evidenced as from the second half of 2002.  During the three months ended March 31, 2003, sales reached Ps. 218.2 million; 61.6% higher than those for the same period last year.  In real terms, this was a 19.4% improvement[4].

[4] Deflated by the Consumer Price Index made by the INDEC.

www.altopalermo.com.ar          6

Press Release

On the other hand, the upsurge in commercial activity was reflected in the increase of our occupancy levels, reaching practically pre-crisis historic peaks.  The evolution of this variable, not only refers to an improvement of our business, but also shows the excellent quality of our shopping center portfolio, which have a better performance regarding to their demand by potential tenants.

In view of the improvement of our tenant’s position, we continue to apply the Coeficiente de Estabilización de Referencia (“CER”) upon a part of the contracts converted into pesos (“pesificados”) and increased the collection in concept of key money upon the signing or renewal of lease agreements in our Shopping Centers.

Revenues from Leases and Services
Fiscal Year 2003

1st Quarter	2nd Quarter	3rd Quarter
As of September 30, 2002	As of December 30, 2002	As of March 31, 2003
Ps. 19,915,801	Ps. 21,216,145	Ps. 21,518,244

www.altopalermo.com.ar          7

Press Release

Principal Financial Indicators
For the nine-month periods ended March 31, 2003 and 2002
(In Argentine Pesos)

	As of March 31, 2003	As of March 31, 2002	Change	Difference (%)

Revenues	81,073,174	157,737,709	(76,664,535)	(48.6)
EBITDA (1)	56,759,108	74,852,794	(18,093,686)	(24.2)
EBITDA per share	0.809	1.069	(0.26)	(24.3)
EBITDA Shopping Centers	60,409,825	78,449,743	(18,039,918)	(23.0)
EBITDA Torres de Abasto	245,282	(1,001,117)	1,246,399	(124.5)
EBITDA Tarshop S.A.	(3,895,998)	(2,595,832)	(1,300,166)	50.1
Financial Charge (2)	20,360,608	119,821,339	(99,460,731)	(83.0)
Financial Liabilities (3)	245,313,302	460,915,073	(215,601,771)	(46.8)
Price per share (4)	2.50	1.16	1.34	115.5
Shares Outstanding (Face Value $1,0)	70,141,975	70,000,000	141,975	0.2
Market Cap (5)	175,354,938	81,200,000	94,154,938	116.0
Financial Liabilities / Market Cap	1.40	5.68	(4.28)	(75.4)
Net Income for the Period	82,283,163	(48,961,852)	131,245,015	(268.1)

(1) Net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income.

(2) Include financial results generated by liabilities net of inflation adjusted currency exchange results.
(3) Financial Debt (net of accrued interests) plus Intercompany loans Section 33 Law Nº 19,550.
(4) Expressed in nominal terms according to the last price of the period in the Buenos Aires Stock Exchange.
(5) Outstanding shares at their market at the end of each period.

www.altopalermo.com.ar          8

Press Release

Summary of operations

Market Evolution

During the first quarter of 2003, our Shopping Centers located in the city of Buenos Aires and in the surrounding areas of Gran Buenos Aires (Alto Palermo, Abasto de Buenos Aires, Patio Bullrich, Paseo Alcorta, Alto Avellaneda and Buenos Aires Design) continue to have a better performance than competitors.  The policy of permanent adaptation to client demands added to the excellent quality of the Company’s assets and the loyalty of consumers and their preference for our Shopping Centers helped our tenants to have a better sales performance than tenants of other Shopping Centers.

During the three months ended March 31, 2003, the gap between our tenants and competitors in terms of growth of retail sales widened, because as sales in our Shopping Centers went 64.6% up (respect to the same period last year), competitors’ sales rose 49.0%.  Thus, our average market share was 43.4% in the first quarter of 2003[5].

Shopping Centers

Tenants’ total sales for the nine-month period ended March 31, 2003 were Ps. 707.0 million, 42.1% higher in nominal terms and 3.1% higher in real terms than the sales for the same period of the previous year[6].

[5] According to the March 2003 Shopping Centers survey made by the INDEC and data from the Company.
[6] Deflated by the Consumer Price Index made by the INDEC.

www.altopalermo.com.ar          9

Press Release

Our tenants’ average monthly sales per square meter for the nine-month period totaled approximately Ps. 430.

Our Shopping Centers have received approximately 68.9 million visitors during the last twelve months.  Furthermore, during the first three months of 2003, Shopping Centers visitors reached its historic peak of approximately 17.9 million people.

As of March 31, 2003 the average occupancy rate of our Shopping Centers was around 96.1%, reaching similar pre-crisis levels.

In addition, the growing demand of potential tenants for our rental space allows us to select a better quality of clients, pursuing a better collection and an adequate tenant mix to each Shopping Center.

On the other hand, the increasing interest for stores in our Shopping Centers, allowed us to extend the Gross Leaseable Area of spaces the demand of which was lagged, like some stores in Buenos Aires Design.  Thus, a new entertainment/gastronomic project was developed in the “Edificio Ballena” located in the upper part of the building.  This store had never been rented.  Similarly, innovative gastronomic projects began to arise.  In the same way, in connection with available spaces in Alto Noa, we note a growing interest for this Shopping Center, which even though is lagged behind the others, manages to improve its occupation.

In respect of our collections, during the nine months ended March 31, 2003, we achieved a substantial improvement of 33.0%, reaching Ps. 117.4 million.  Moreover, the bad debts allowance for the same period totaled Ps. 5.8 million, 81.5% lower than that of the same period of the previous year.  Thus, we managed to achieve a valuable improvement in the credit quality of our clients.

www.altopalermo.com.ar          10

Press Release

Tarjeta Shopping

During this quarter, Tarshop S.A., the credit card company in which the Company holds an 80% interest, had a 29.2% decrease in its credit card portfolio (including securitized receivables), from Ps. 63.1 million as of March 31, 2002 to Ps. 44.6 million as of March 31, 2003.  In addition, the number of card holders decreased by 2,948 during this period, amounting to 145,671.

During the course of the quarters, Tarshop S.A. experienced a purge in its credit portfolio after the severe financial crisis.  Selling expenses for bad debtors fell from Ps. 4.3 million for the first quarter of fiscal year 2003, to Ps. 1.6 million for the three months ended December 31, 2002 and to Ps. 1.3 million for the quarter ended March 31, 2003.  In addition, even if the current portfolio is smaller than it was a year before, it has a better credit quality, rising collection to pre-crisis levels.

Tarshop S.A.’s net income for the nine-month period ended March 31, 2003, was Ps. 5.5 million loss as compared to the Ps. 9.6 million loss for the same period of the previous year.

Tarjeta Shopping’s share in credit card sales at Alto Palermo, Alto Avellaneda and Abasto de Buenos Aires as of March 31, 2003 was 4.7%, 29.9% and 16.0%, respectively.  The credit cards activation rate is approximately 54%.

Promotional Activities

The Shopping Centers continued to take different individual actions, which were very welcomed by the public, generating more visits and sales for our tenants.

Among the most relevant, we can mention the traditional event “Estilo Alcorta” which took place in March.

On the other hand, in April, the “Festival de Cine Independiente” took place, having Abasto de Buenos Aires as main venue.  During the festival, 220 movies were shown and the audience exceeded 200.000 people, 60% more than the previous year.

Finally, different actions continued to be successfully carried out to attract the increasing tourist flow to our Shopping Centers.  Included among them are the ones performed at three, four and five-star hotels, at the Buenos Aires cruise terminal, Ezeiza International Airport and those carried out together with tourism companies.  Besides, national and international advertising campaigns were run and our Call Center continued to answer questions and receive applications for services such as free transfers.  Furthermore, a special supplement in the Buenos Aires Herald on the tourism in Buenos Aires, particularly in our Shopping Centers, was published.

www.altopalermo.com.ar          11

Press Release

Bonus$

During the period, the Company successfully continued the “Bonus$” customer fidelity program.  As of March 31, 2003, more than 713,000 cards had been issued under the program and approximately 123 thousand prizes had been awarded.

Other Relevant Events

Compliance with the Financial Covenants

From our Financial Statements corresponding to the nine-month period commenced July 1, 2002 and ended March 31, 2003, emerges that we are in compliance with the Financial Covenants under the indentures of the APSA-SAPSA FRN for Ps. 120 million and the Notes for Ps. 85 million.  The Coverage ratio[7], which has to be higher or equal to 2 and the Indebtednesscovenant[8], which has to be lower or equal to 5, were 2.40 and 4.02, respectively.

Being in compliance with the Financial Covenants, we are again in position of raising additional borrowing, in case the Board of Directors takes the decision, not needing the previous approval of the outstanding debt bondholders.

This fact gives us a greater foresight for the long term, and is also a new sign of the Company’s financial reconstruction and the fulfillment of the commitment made by the Company and its management to comply with its financial obligations.

Financial Debt

During the three-month period ended March 31, 2003 we continued the bond buyback process of the Ps. 120 million APSA-SAPSA FRN due January 2005, repurchasing Ps. 15.8 million face value, which would have represented a Ps. 22.7 million debt as of March 31, 2003.  To undertake this operation, a debt with the main shareholders of the Company was contracted.  The cancellation in advance, allowed the Company to obtain a discount of 16% (Ps. 3.6 million).

Additionally, we repurchased the amount of Ps. 0.5 million of the Ps. 85 million Notes due April 2005, which resulted in a Ps. 0.2 million gain.

[7] Annual EBITDA / Financial Charge
[8] Consolidated Debt / Annual EBITDA

www.altopalermo.com.ar          12

Press Release

The repurchases made during the quarter ended March 31, 2003, plus the ones made during the first semester of the fiscal year, add up a Ps. 19.7 million profit, net of issuance expenses.

Regarding the principal and interest payment of the APSA-SAPSA FRN, on January 13, 2003, we paid off the principal coupon of the B-2 Series of the APSA-SAPSA FRN for a total amount of Ps. 4.2 million plus the relevant CER adjustment.  Furthermore, the interest coupons corresponding to A-2 and B-2 Series were paid on January 13 and April 18, 2003.

In this way, after the repurchase and principal coupon payments, the outstanding amount (excluding accrued CER) is Ps. 6.7 million for the A-2 Series, Ps. 9.2 million for the B-2 Series and Ps. 5.0 million for the B-1 Series.

On the other hand, on January 15, 2003, the first interest payment of the US$ 50 million Notes Convertible into Company’s shares was made, which consisted on a US$ 2.5 million payment at the exchange rate prevailing as of such date.

The same commitment was fulfilled in the case of the Ps. 85 million Notes, when on April 7, 2003 the corresponding coupon was paid off.

A detail of the situation of the Company’s financial debt as of the date hereof (May 8, 2003) is included herein below:

Company’s Financial Debt (1)
	Currency	Amount

Ps. 85 Millions Note (Apr-05)	Ps.	49.8
Ps. 120 Millions APSA-SAPSA FRN (Jan-05) (2)	Ps.	20.8
Shareholders Loan	Ps.	6.5
Total	Ps.	77.1
Convertible Notes (Jan-06)	U$S	49.95

(1) Not including Tarshop’s liabilities, liabilities related with Shopping Neuquén nor accrued interests.
(2) Not including the accrued CER adjustment (1.4338).

www.altopalermo.com.ar          13

Press Release

In connection with the Debt Schedule, it is established as follows:

(1) Loans have been reexpressed in U.S. Dollars at the exchange rate of Ps. 2.98 = U$S 1.00. Not including the accrued CER adjustment (1.4338) of the FRN APSA-SAPSA.

New improvement of the risk rating of our structured debt

In April, 2003, Standard & Poor’s International Ratings LLC (local branch) raised the rating of the Ps. 85 million Notes from raCCC+ with negative trend to raB+ with stable trend.  According to some arguments presented by the rating agency, this rating upgrade reflects the “improvement in the performance and financial profile of the Company, due to the gradual recovery of the business variables of APSA as from the second half of 2002.  Additionally, the financial restructuring undertaken during 2002 resulted in an improvement in its cash flow as well as in its interest and indebtedness coverage ratios”.

Alto Palermo S.A. (APSA) belongs to the select group of Argentine companies rated by Standard & Poor’s that are adequately honoring their financial commitments.  Furthermore, Alto Palermo S.A. (APSA) is one of the few companies in this situation which in not related to the export business.

Brief comments on prospects for the oncoming quarter

Macroeconomic Context

The recovery of the economy of our country is already an undeniable fact.  There is still some political uncertainty that will be dissipated next May 18 in the presidential election.  Last April 27, no candidate was able to obtain absolute majority, leading to a second ballot for the next weeks between the former president Carlos Saúl Menem and the governor of the Province of Santa Cruz, Néstor Kirchner.  Both candidates are from the “peronista” party.

Next President’s agenda will be plenty of questions pending to solve. It will inexorably have to include the sign of coalition agreements, to reach the proposed goals. These goals include signing and

www.altopalermo.com.ar          14

Press Release

agreement with multilateral credit entities, which includes fiscal commitments and formulating public policies tending to reduce the high poverty levels.  In addition, a successful restructuring of the public debt and the renegotiation of the concession contracts of utility companies will be crucial to the future of the country in the coming years.

Our business transactions

As evidenced by the present trend, and as far as the economic growth forecasts that predict a 5% floor become real, we expect the recovery of our tenant’s sales to consolidate.  An improvement in the consumers’ confidence and income, and the maintenance of the flow of tourist that find in Argentina an attractive alternative, are variables that will undoubtedly promote such result.

If our tenants’ sales continue improving, our revenues may be in line with such increase due to the “Percentage Rent” collected from our tenants and the increase in the “key money” required for the renewal or execution of new agreements.  Further, it will enable us to extend the CER application to all our tenants.

This press release contains statements that constitute forward-looking statements, in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance.  You should be aware that any such forward looking statements are no guarantees of future performance and may involve risks and uncertainties, and that actual results may differ materially and adversely from those set forth in this press release.  We undertake no obligation to release publicly any revisions to such forward-looking statements after the release of this report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

If you are interested in receiving our Press Release quarterly, please contact us at +(54 11) 4323 7513 or via e-mail atfinanzas@altopalermo.com.ar

www.altopalermo.com.ar          15

Press Release

Principal Consolidated Indicators
For the nine-month period ended March 31, 2003 and 2002
(In Argentine Pesos)

Income Statement	As of March 31, 2003	As of March 31, 2002	Change	Difference (%)

Net Revenues	81,073,174	157,737,709	(76,664,535)	(48.6)
Leases and Services	62,650,190	117,271,465	(54,621,275)	(46.6)
Sales of real estate properties	462,020	4,595,771	(4,133,751)	(89.9)
Tarjeta Shopping	17,960,964	35,870,473	(17,909,509)	(49.9)
Costs	(52,509,414)	(78,848,802)	26,339,388	(33.4)
Leases and Services	(45,494,099)	(61,389,207)	15,895,108	(25.9)
Real estate properties	(693,897)	(5,745,116)	5,051,219	(87.9)
Tarjeta Shopping	(6,321,418)	(11,714,479)	5,393,061	(46.0)
Gross Profit	28,563,760	78,888,907	(50,325,147)	(63.8)
Selling expenses	(7,677,405)	(36,171,732)	28,494,327	(78.8)
Administrative expenses	(10,852,669)	(19,236,601)	8,383,932	(43.6)
Income (Loss) on purchasers rescissions of sales contracts	5,240	(60,477)	65,717	(108.7)
Income from Tarjeta Shopping’s trust participation	(3,778,346)	(2,027,588)	(1,750,758)	86.3
Operating income	6,260,580	21,392,509	(15,131,929)	(70.7)
Intercompanies income (loss) Section 33 Law Nº 19,550	(3,315,808)	(3,209,483)	(106,325)	3.3
Financial income (loss) – net	64,974,351	(67,702,234)	132,676,585	(196.0)
Other income (expenses)	13,037,078	(2,994,835)	16,031,913	(535.3)
Income (Loss) before taxes and minority shareholding	80,956,201	(52,514,043)	133,470,244	(254.2)
Income Tax	(642,810)	(1,541,114)	898,304	(58.3)
Minority shareholding	1,969,772	5,093,305	(3,123,533)	(61.3)
Net Income (Loss) for the period	82,283,163	(48,961,852)	131,245,015	(268.1)

Summary of Balance sheet	As of March 31, 2003	As of March 31, 2002	Change	Difference (%)

Current assets	53,272,337	97,281,705	(44,009,368)	(45.2)
Non-current assets	1,043,358,309	1,198,351,188	(154,992,879)	(12.9)
Total assets	1,096,630,646	1,295,632,893	(199,002,247)	(15.4)
Current liabilities	66,449,709	216,373,600	(149,923,891)	(69.3)
Non-current liabilities	257,474,716	387,712,037	(130,237,321)	(33.6)
Total liabilities	323,924,425	604,085,637	(280,161,212)	(46.4)
Minority shareholding	14,697,918	17,266,531	(2,568,613)	(14.9)
Shareholders’ equity	758,008,303	674,280,725	83,727,578	12.4

The information here detailed is an abstract of our Financial Statements for the nine-month period ended March 31, 2003 and 2002 which is at your disposal

www.altopalermo.com.ar          16

Press Release

Shopping Centers portoflio

Alto Palermo			Abasto de Buenos Aires
	GLA 18,146 sqm # Stores 154 Occupation Rate 98.9% Monthly sales per sqm $ 949 Book Value U$S 86.1 M APSA’s interest 100% Location City of Buenos Aires	GLA 40,476 sqm # Stores 178 Occupation Rate 97.5% Monthly sales per sqm $ 401 Book Value U$S 72.3 M APSA’s interest 100% Location City of Buenos Aires

Paseo Alcorta			Patio Bullrich
	GLA 14,949 sqm # Stores 122 Occupation Rate 91.5% Monthly sales per sqm $ 682 Book Value U$S 25.1 M APSA’s interest 100% Location City of Buenos Aires	GLA 11,320 sqm # Stores 89 Occupation Rate 100.0% Monthly sales per sqm $ 789 Book Value U$S 44.2 M APSA’s interest 100% Location City of Buenos Aires
Alto Avellaneda			Buenos Aires Design
	GLA 28,251 sqm # Stores 153 Occupation Rate 98.9% Monthly sales per sqm $ 374 Book Value U$S 32.1 M APSA’s interest 100% Location Avellaneda – Bs. Aires	GLA 14,291 sqm # Stores 67 % Occupation Rate 91.7% Monthly sales per sqm $ 254 Book Value U$S 7.8 M APSA’s interest 51.0% Location City of Buenos Aires
Alto Noa			Mendoza Plaza
	GLA 18,904 sqm # Stores 91 Occupation Rate 90.3% Monthly sales per sqm $ 153 Book Value U$S 7.1 M APSA’s interest 100% Location City of Salta	GLA 40,000 sqm # Stores 134 Occupation Rate 98.6% Monthly sales per sqm $ 238 Book Value U$S 32.5 M APSA’s interest 18.9% Location City of Mendoza

	Total Portfolio	GLA 186.337 # Stores 988 Occupation Rate 96,1% Monthly sales per sqm $430

www.altopalermo.com.ar          17

Press Release

Corporate Offices
Hipólito Yrigoyen 476 2º Floor
Tel +(54 11) 4344 4600
Fax +(54 11) 4344 4611
www.altopalermo.com.ar
C1086AAF – Cdad. Autónoma de Buenos Aires – Argentina

Investors Relations
Marcelo Mindlin – Vice-president & CFO
Gustavo Mariani – Finance Manager
Tel +(54 11) 4323 7513
e-mail finanzas@altopalermo.com.ar

Legal Counsel of the Company
Estudio Zang, Bergel & Viñes
Tel +(54 11) 4322 0033
Florida 537 18º Floor
C1005AAK – Cdad. Autónoma de Buenos Aires – Argentina

Independent Auditors of the Company
PricewaterhouseCoopers Argentina
Tel +(54 11) 4319 4600
Av. Alicia Moreau de Justo 240 2º Floor
C1107AAF – Cdad. Autónoma de Buenos Aires – Argentina

Registrar and Transfer Agent
Caja de Valores S.A.
Tel +(54 11) 4317 8900
25 de Mayo 362
C1002ABH – Cdad. Autónoma de Buenos Aires – Argentina

Depositary Agent of ADS´s
Bank of New York
Tel +(1 212) 815 2296
101 Barclay Street
10286 – New York, NY – United States of America

Nasdaq Symbol: APSA

BCBA Symbol: APSA

www.altopalermo.com.ar          18